

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2015

<u>Via E-mail</u>
Dwight L. Merriman III
Chief Executive Officer and Director
Logistics Property Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

> **Re: Logistics Property Trust Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed February 27, 2015**
> **File No. 333-200594**

Dear Mr. Merriman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2014 letter.

General

1.   We note your disclosure on page 1 that you will pay distribution fees on Class T shares sold pursuant to your distribution reinvestment plan to the extent permitted by the Financial Industry Regulatory Authority, Inc., or FINRA. Please explain to us what you mean by 'to the extent permitted by FINRA' and whether you expect to pay distribution fees on Class T shares sold pursuant to your distribution reinvestment plan until the 10% cap is reached.

2.   You state on page 2 that the per share amount of distributions on Class A shares and Class T shares will differ because of different class-specific expenses. Please revise to

clarify, if true, that (i) the class-specific expenses to which you refer are the distribution fees and (ii) the only difference in the amounts of distributions to be paid with respect to each class of shares is the distribution fees.

3.   Please revise to state how long a holder of a Class T share should expect to pay the distribution fees and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap.

4.   We note your disclosure on page 2 that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Please revise to clarify, if true, that NAV will be determined as a whole for both Class A and Class T based on the aggregate assets and then any differences in NAV attributable to each class will be determined.

5.   We further note your disclosure on page 2 that you expect the net asset value per share of each Class A and Class T share to be the same. To the extent applicable, please briefly describe the causes for any potential differences in NAV for Class A shares and NAV for Class T shares or advise.

Risk Factors, page 29

If we were considered to actually or constructively pay a "preferential dividend"…, page 61

6.   Please tell us whether you have sought a ruling from the IRS with respect to any differences in dividends distributed to the Class A shares as compared to the Class T shares.

You may contact Isaac Esquivel at (202)551-3395 or Jaime John, Accounting Branch Chief, at (202)551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Alice Connaughton, Esq. (*via e-mail*)